UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CROSSTEX ENERGY LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

22765U102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel.: (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 22765U102

1.	Names of Reporting Persons. GSO Crosstex Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,642,947*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,642,947*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,642,947*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.6%*
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units (as defined below) held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Blackstone / GSO Capital Solutions Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,642,947*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,642,947*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,642,947*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.6%*
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Blackstone / GSO Capital Solutions Associates LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,642,947*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,642,947*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,642,947*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.6%*
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. GSO Holdings I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,642,947*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,642,947*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,642,947*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.6%*
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. GSO Special Situations Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 829,528
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 829,528
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,528
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102

1.	Names of Reporting Persons. GSO Special Situations Overseas Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 72,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,634
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22765U102

1.	Names of Reporting Persons. GSO Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 902,162
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 902,162
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No. 22765U102

1.	Names of Reporting Persons. GSO Advisor Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 902,162
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 902,162
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102

1.	Names of Reporting Persons. Blackstone Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,545,109*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,545,109*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Blackstone Holdings I/II GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,545,109*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,545,109*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) CO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,545,109*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,545,109*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,545,109*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,545,109*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Stephen Schwarzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,545,109*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,545,109*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Bennett J. Goodman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,545,109*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,545,109*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. J. Albert Smith III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,545,109*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,545,109*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

CUSIP No. 22765U102

1.	Names of Reporting Persons. Douglas I. Ostrover
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,545,109*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,545,109*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.4%*
14.	Type of Reporting Person (See Instructions) IN

*	The aggregate number and percentage of Common Units of the Issuer beneficially owned includes 16,642,947 Preferred Units held directly by GSO Crosstex Holdings LLC, convertible into Common Units of the Issuer, subject to certain conditions and adjustments, on the earlier of (i) the business day following the record date for a distribution on the Preferred Units, if any, for the quarter ending December 31, 2013 and (ii) February 10, 2014.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Units (“Common Units”), of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”), having its principal executive offices at 2501 Cedar Springs, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Crosstex Holdings LLC, which is a Delaware limited liability company, (ii) Blackstone / GSO Capital Solutions Fund LP, which is a Delaware limited partnership, (iii) GSO Special Situations Fund LP, which is a Delaware limited partnership, (iv) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands corporation ((i) through (iv), collectively, the “GSO Funds”), (v) Blackstone / GSO Capital Solutions Associates LLC, which is a Delaware limited liability company, and (vi) GSO Capital Partners LP, which is a Delaware limited partnership ((v) and (vi) together with the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) GSO Holdings I LLC, which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a citizen of the United States of America (together with the GSO Entities, the GSO Executives and the Blackstone Entities, the “Reporting Persons”)

The principal business address of each of the GSO Entities and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of Blackstone / GSO Capital Solutions Associates LLC is performing the functions of, and serving as, the general partner of Blackstone / GSO Capital Solutions Fund LP and other related entities.

The principal business of GSO Capital Partners LP is performing the functions of, and serving as, the investment manager to GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and certain other funds. The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP.

The principal business of GSO Holdings I LLC is performing the functions of, and serving as, the managing member of Blackstone / GSO Capital Solutions Associates LLC and other affiliated entities. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the sole member of GSO Holdings I LLC and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner of Blackstone Holdings I L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 6, 2010, pursuant to a privately-negotiated Series A Convertible Preferred Unit Purchase Agreement (the “Purchase Agreement”) with the Issuer, GSO Crosstex Holdings LLC (the “Purchaser”) purchased 14,705,882 Series A Convertible Preferred Units, representing limited partner interests of the Issuer (the “Preferred Units”), for a cash purchase price of $8.50 per Preferred Unit (the “Issue Price”), resulting in total gross proceeds of approximately $125 million for the Issuer (the “Purchase Price”). Pursuant to the fee letter agreement (the “Fee Letter”), dated January 6, 2010, between the Issuer and the Purchaser, the Issuer paid a designee of the Purchaser, as consideration for the Purchaser’s agreement to enter into the Purchase Agreement, an amount equal to 3% of the Purchase Price.

Between September 30, 3012 and the date hereof, GSO Crosstex Holdings LLC has received an aggregate of an additional 1,937,065 Preferred Units as distributions in-kind on the existing Preferred Units.

The descriptions of the Purchase Agreement and the Fee Letter are not intended to be complete and are qualified in their entirety by the complete text of such agreements, which are filed as Exhibits 5 and 10, respectively, hereto and are incorporated herein by reference.

The Purchaser’s payment of the Purchase Price was funded by, among other things, capital contributions by the Purchaser’s members. The Purchaser’s payment obligations under the Purchase Agreement are guaranteed by Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd purchased an aggregate of 829,528 and 72,634 Common Units, respectively, in open market transactions.

The payment by each of GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd of the purchase price for such open market purchases was funded by cash on hand and capital contributions by GSO Special Situations Fund LP’s limited partners.

Item 4.	Purpose of Transaction.

The Purchaser purchased the Preferred Units under the Purchase Agreement for investment purposes. In addition, pursuant to the Board Representation Agreement (the “Board Representation Agreement”), dated January 19, 2010, among the Purchaser, the Issuer and certain affiliates of the Issuer, the Purchaser will receive a seat on the Board of Directors of Crosstex Energy GP, LLC, the general partner of the general partner of the Issuer, expanding the size of Crosstex Energy GP, LLC’s Board of Directors from seven to eight members. As of the date hereof, D. Dwight Scott is the Purchaser’s appointee on the Board of Directors of Crosstex Energy GP, LLC. The description of this Board Representation Agreement is not intended to be complete and is qualified in its entirety by the complete text of the agreement, which is filed as Exhibit 8 hereto and is incorporated herein by reference.

In connection with the adoption on September 13, 2012 of Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer, pursuant to which the right of holders of the Preferred Units to convert such Preferred Units into Common Units at any time in accordance with the terms of Amendment No. 3 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer, subject to certain conditions and adjustments, was restricted until the earlier of (i) the business day following the record date for the distribution on the Preferred Units for the quarter ending December 31, 2013, if any, and (ii) February 10, 2014.

The GSO Funds currently hold the securities of the Issuer reported herein for investment purposes, subject to the following. The Reporting Persons intend to review on a continuing basis the GSO Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting

Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following disclosure assumes that there are 90,135,937 Common Units outstanding, which number is based on information set forth in the Quarterly Report of the Issuer on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 8, 2013.

As of the date hereof, 16,642,947 Preferred Units reported herein are held by GSO Crosstex Holdings LLC, convertible into Common Units as described in Item 6 hereof.

As of the date hereof, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd directly hold 829,528 and 72,634 Common Units, respectively.

Blackstone / GSO Capital Solutions Fund LP is the holder of a majority of the membership interests of GSO Crosstex, and in that capacity, directs its operations. Blackstone / GSO Capital Solutions Associates LLC is the general partner of Blackstone / GSO Capital Solutions Fund LP, and in that capacity, directs its operations. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Associates LLC, and in that capacity, directs its operations.

GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd., and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is the sole member of each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C., and in that capacity, directs their operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting, investment and/or dispositive power with respect to the shares of Common Stock held by the GSO Funds.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) On November 12, 2013, GSO Crosstex Holdings LLC received 416,380 Preferred Units from the Issuer as a quarterly distribution in-kind on the existing Preferred Units. Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference.

Pursuant to the Purchase Agreement and the Amendment No. 3 and the Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer (such agreement as so amended, the “Amended LP Agreement”), the Preferred Units are convertible into Common Units, subject to certain conditions and adjustments. GSO Crosstex Holdings LLC may convert the Preferred Units at any time except such right may not be exercised until the earlier of (i) the business day following the record date for the distribution on the Preferred Units for the quarter ending December 31, 2013, and (ii) February 10, 2014. The Issuer may mandatorily convert the Preferred Units into Common Units after the distribution on the Preferred Units for the quarter ending December 31, 2013, if certain conditions are met. The number of Common Units deliverable upon conversion of each Preferred Unit is equal to the quotient of (i) the sum of $8.50 and all accrued and accumulated but unpaid distributions on such Preferred Unit, divided by (ii) the conversion price per Preferred Unit of $8.50, subject to adjustments.

GSO Crosstex Holdings LLC will receive a quarterly distribution, which will be the greater of (a) $0.2125 per Preferred Unit, provided, however, with respect to any distribution paid in whole or in part in Preferred Units issued in-kind relating to any quarter after the quarter ending December 31, 2013, $0.2550 per Preferred Unit and (b) the amount of the quarterly distribution paid to holders of Common Units, subject to certain adjustments. For each quarter commencing with the quarter ended September 30, 2012 and extending through the quarter ending December 31, 2013, quarterly distributions per Preferred Unit are payable only in additional Preferred Units issued in-kind (“PIK Preferred Units”); otherwise, quarterly distributions per Preferred Unit may be paid in cash, in PIK Preferred Units or any combination thereof at the Issuer’s election. If such quarterly distributions are to be paid in PIK Preferred Units, the number of PIK Preferred Units to be issued will be equal to a fraction, of which the numerator is the cash amount of such distribution that is to be paid in PIK Preferred Units, and the denominator is the PIK Price. The term “PIK Price” is defined as follows: (i) for distributions with respect to any quarter extending through June 30, 2012 or any quarter commencing after the quarter ending December 31, 2013, $8.50; and (ii) for each quarter commencing with the quarter ended September 30, 2012 and extending through the quarter ending December 31, 2013, $13.25, in each case subject to adjustments as provided in the Amended LP Agreement.

The description of the Amendment No. 3 and the Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer in Item 3 and this Item 6 is not intended to be complete and is qualified in its entirety by the agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated December 23, 2013, among the Reporting Persons (filed herewith).

2.	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (incorporated by reference from Exhibit 24.1 to the Form 4 filed by the Reporting Persons on November 19, 2010).

3.	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (incorporated by reference from Exhibit 24.2 to the Form 4 filed by the Reporting Persons on November 19, 2010).

4.	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney (incorporated by reference from Exhibit 24.3 to the Form 4 filed by the Reporting Persons on November 19, 2010).

5.	Series A Convertible Preferred Unit Purchase Agreement, dated January 6, 2010 between the Issuer and the Purchaser (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on January 11, 2010).

6.	Amendment No. 3 to the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of January 19, 2010 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on January 22, 2010).

7.	Amendment No. 4 to the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of September 13, 2012 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on September 14, 2012).

8.	Board Representation Agreement, dated January 6, 2010, among the Issuer, Crosstex Energy GP, LLC, Crosstex Energy GP, L.P., Crosstex Energy, Inc. and the Purchaser (filed herewith).

9.	Fee letter agreement, dated January 6, 2010, between the Issuer and GSO Crosstex Holdings LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

GSO Crosstex Holdings LLC

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

Blackstone / GSO Capital Solutions Fund LP

By Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Holdings I LLC

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

GSO Special Situations Fund LP

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

GSO Advisor Holdings L.L.C.
By: Blackstone Holdings I L.P. , its sole member

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

The Blackstone Group L.P.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Mr. Stephen A. Schwarzman

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title: Attorney-in-Fact